UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-289457), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Changes in Registrant’s Certifying Accountant

On January 9, 2026, the audit committee of the board of the directors (the “Board”) of Hongli Group Inc., a Cayman Islands exempted company (the “Company”) approved the change of the Company’s independent auditor to HTL International, LLC (“HTL”), in place of RBSM LLP (“RBSM”). The Company’s dismissal of RBSM became effective as of January 9, 2026, and the engagement of HTL as the independent auditor of the Company became effective as of January 9, 2026 to audit the consolidated financial statements of the Company and its subsidiaries for the years ended December 31, 2025, 2024 and 2023.

RBSM’s report on the Company’s financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through January 9, 2026, there were no disagreements with RBSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to RBSM’s satisfaction, would have caused RBSM to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through January 9, 2026, there were no “reportable events,” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses identified by management under the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 12, 2025.

The Company has provided RBSM with a copy of the above disclosure and requested that RBSM furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of RBSM’s letter is filed herewith as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of HTL, neither the Company, nor anyone on behalf of the Company, has consulted HTL regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that HTL concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted HTL regarding any matter that was the subject of a “disagreement” as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated January 9, 2026, from RBSM LLP addressed to the U.S. Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hongli Group Inc.

Date: January 12, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer
(Principal Executive Officer)

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